UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11284

FALCONBRIDGE LIMITED

(Exact name of registrant as specified in its charter)

207 Queen’s Quay West, Suite 800, Toronto, Ontario M5J 1A7 Telephone: (416) 982-7111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

Common Share Purchase Rights

8.375% Senior Subordinated Notes due 2011

7.25% Notes due 2012

6.0% Notes due 2015

5.5% Notes due 2017

6.2% Notes due 2035

Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 2

Approximate number of holders of record of Common Share Purchase Rights as of the certification or notice date:  0

Approximate number of holders of record of 8.375% Senior Subordinated Notes due 2011 as of the certification or notice date: 6

Approximate number of holders of record of 7.25% Notes due 2012 as of the certification or notice date:  10

Approximate number of holders of record of 6.0% Notes due 2015 as of the certification or notice date:  13

Approximate number of holders of record of 5.5% Notes due 2017 as of the certification or notice date:  9

Approximate number of holders of record of 6.2% Notes due 2035 as of the certification or notice date:  9

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FALCONBRIDGE LIMITED
Date:	January 30, 2007	By:	/s/ Michael Boone
Michael Boone Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.